SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Second Quarter 2011 Preview of Operational Results

--- Launches were R$ 1.4 billion in 2Q11, 37% above 2Q10 ---
--- 1H11 launches reached R$1.89 billion ---
--- Contracted Sales were R$ 1.1 billion in 2Q11, 29% higher than 2Q10 ---
--- Consolidated Sales Velocity rose to 25.2% and Sales Velocity of Launches to 42% in 2Q11 ---

FOR IMMEDIATE RELEASE - São Paulo, July 15th, 2011 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today announced its operational figures for the second quarter of 2011 which ended on June 30th, 2011.

Launches

Launches in 2Q11 reached R$ 1.38 billion which represents an increase of 37% as compared to 2Q10, totaling R$ 1.89 billion in 1H11. These launches represent 23 projects/phases distributed among 16 different cities. The launches for the first half represent 36% of the mid-range of launch guidance provided for the full year.

During the quarter, the Gafisa segment was responsible for 68% of the launches while Tenda and AlphaVille represented 25% and 7%, respectively.

Launches (R$ mm)		Guidance 2011	1H11%
Gafisa	Min.	5,000		38%
(consolidated)	Mean	5,300	1,893	36%
	Max.	5,600		34%

Contracted Sales

Sales reached R$ 1.15 billion in 2Q11, a 29% increase when compared to 2Q10, totaling R$ 1.97 billion in 1H11. The Gafisa brand was responsible for 68% of the sales, while Tenda made up 20% and AlphaVille, the remaining 12%. Sales from inventory represented 49% while 51% were from units launched during the quarter.

Sales Velocity for the 2Q11 was 25.2% vs. 24.6% in the 2Q10, mainly due to better sales of launches in 2Q11. Sales velocity of launches reached 42% compared to 41% in 2Q10, even with 83% of the launches in the quarter occurring in Jun/11 versus 57% of  the 2Q10 launches occurred in Jun/10.

Inventories

Inventory at market value totaled R$ 3.4 billion in the 2Q11, an increase of 12.6% as compared to the R$ 3.0 billion registered in 1Q11, also due to inventory price increase. On a consolidated basis, our inventory is at a comfortable level of 9.6 months of sales based on LTM figures.

About Gafisa
Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Luiz Mauricio Garcia
Rodrigo Pereira
Investor Relations
Phone: +55 11 3025-9305 /9242/9297
Fax:+55 11 3025-9348
ir@gafisa.com.br

Media Relations (Brazil)
Débora Mari
Maquina da Notícia Comunicação Integrada
Phone: +55 11 3147-7412
Fax: +55 11 3147-7900
Email: debora.mari@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 18, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer